EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Percent Ownership	Jurisdiction of Incorporation

Pioneer Bank, National Association	100%	United States

Pioneer Insurance Agency, Inc.*	100%	New York

Pioneer Financial Services, Inc.*	100%	New York

Pioneer Consulting Solutions, Inc.*	100%	New York

Pioneer Capital Markets Holdings, Inc.	100%	Delaware

Pioneer Capital Markets, Inc.**	100%	Delaware

*    Subsidiary of Pioneer Bank, National Association

** Subsidiary of Pioneer Capital Markets Holdings, Inc.